Via EDGAR and Federal Express

May 7, 2020

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mara Ransom, Jim Allegretto

Re:	Atlas Technical Consultants, Inc. Registration Statement on Form S-1 Filed April 20, 2020 File No. 333-237748

Set forth below are the responses of Atlas Technical Consultants, Inc. to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2020, with respect to the Company’s Draft Registration Statement on Form S-1, File No. 333-237748, filed with the Commission on April 20, 2020 (the “Registration Statement”). Concurrent with the submission of this letter, we are submitting Amendment No. 1 on Form S-1 to the Registration Statement in response to the Staff’s comments.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

General

1.	We note that a portion of your securities are to be offered and sold in a primary at-the-market offering. Because you are not eligible to conduct an offering under Rule 415(a)(1)(x), you are ineligible to conduct an at-the-market offering under Rule 415(a)(4). Please revise your prospectus to set a fixed price at which the securities will be offered and sold, and revise your disclosure to remove all indications that the securities will be sold at market prices. In this regard, please make the appropriate revisions on the front cover page of the prospectus and in the plan of distribution section.

RESPONSE:

We acknowledge the Staff’s comment and have revised the cover page, plan of distribution section and other relevant sections of the Registration Statement accordingly.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or Walter Powell of Atlas Technical Consultants, Inc. at (512) 851-1503.

Very truly yours,

ATLAS TECHNICAL CONSULTANTS, INC.

By:	/s/ Walter Powell
Name: Title:	Walter Powell Chief Financial Officer

cc:	Mara Ransom (Securities and Exchange Commission)
Jim Allegretto (Securities and Exchange Commission)
Cara Wirth (Securities and Exchange Commission)
Lilyanna Peyser (Securities and Exchange Commission)
Walter Powell (Atlas Technical Consultants, Inc.)
Julian Seiguer (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)